WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


10016309

31 August 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 2 Pages

dlw 9/14

WGR - Witwatersrand Consolidated Gold Resources Limited - Wits Gold announces approval for listing in Mergent Manual and news reports

FILE NO.
82- 34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104

Wits Gold Announces Approval for Listing in Mergent Manual and News Reports

Witwatersrand Consolidated Gold Resources Ltd. ("Wits Gold" or the "Company") (TSX:WGR; JSE:WGR; OTC:WIWTY)announced today that Mergent's Editorial Board has approved a listing for Wits Gold in Mergent Manuals and News Reports. Wits Gold's corporate profile, as well as news and financial statements, will be accessible via Mergent's online and print products. As part of Mergent's listing services, the new description will be highlighted separately on www.mergent.com with an active hyperlink back to Wits Gold's website.

The Mergent Industrial Manual and News Reports is a recognized securities manual in 38 US states for purposes of Blue Sky Manual Exemption. It was first published in 1918, and formerly known as Moody's Manuals and News Reports. Wits Gold's listing will aid the brokerage community in making a market for the Company's stock.

About Wits Gold
Wits Gold is a gold and uranium company focused on brownfields exploration in the Witwatersrand Basin, South Africa. The Company has been granted prospecting rights over 1196 square kilometres that contain NI43-101 compliant indicated resources of 19.9 Moz gold, in addition to inferred resources of 131.8 Moz gold and 268.1 Mlbs uranium. These resources were estimated and presented by means of a number of technical reports, all of which are filed on the Company's website as well as www.sedar.com. These include the following documents: Technical Report on the Mineral Properties in the SOFS, Potchefstroom and Klerksdorp Goldfields by Snowden, November 2007; Technical Report on the Mineral Properties in the SOFS Goldfield, Snowden, May 2009; Technical Report on the Resource Estimate for the Beisa North Project Area, ExplorMine, June 2009; Technical Report on the Mineral Properties in the Potchefstroom Goldfield, Snowden, October 2009.

The Company is currently focused on two key projects situated between Harmony's Merriespruit and Joel Mines in the southern Free State goldfield. At Bloemhoek, a pre-feasibility study has been completed, resulting in the estimation of a NI43-101 compliant Probable Reserve of 31.6 Mt at 5.34 g/t Au (5.4 Moz). This was presented in a Technical Report on the Pre-feasibility Study for the Bloemhoek Project by Turnberry dated 20 October 2009). On the adjacent De Bron project a scoping study has been completed on a NI43-101 compliant indicated resource of 8.7 Mt at 6.4 g/t Au (1.8Moz). This was the subject of a Technical Report on the Scoping Study for the De Bron Project by Turnberry dated 2 May 2010. Further drilling is being undertaken prior to making development decisions at Bloemhoek and De Bron. These reports are filed on the Company's website as well as www.sedar.com

About Mergent Inc.
Mergent is a leading provider of business and financial data on publicly listed companies. Based in the U.S, it maintains a strong international presence, with

FILE NO.
82-34986

offices in New York, Fort Mill, San Diego, London, Tokyo and Melbourne. Founded in 1900, Mergent operates one of the longest, continuously collected databases of information on US and international companies; pricing and terms and conditions data on fixed income and equity securities; and corporate action data.

For further information please contact
Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Email: marcw@witsgold.com

Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749
Email: hethenh@witsgold.com

www.witsgold.com

Johannesburg
16 August 2010

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